April 4, 2011

Covington & Burling LLP

The New York Times Building

620 Eighth Avenue

New York, NY 10018-1405

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

Re:	Clinical Data, Inc.
Amendment No. 2 to Schedule TO-T
Filed on March 28, 2011
File No. 005-39041

Dear Mr. Orlic:

On behalf of Forest Laboratories, Inc. (“Forest”) and its wholly-owned subsidiaries FL Holding CV (“Parent”), Magnolia Acquisition Corp. (“Purchaser”), Dogwood Holding Corp. (“Dogwood”) and FLI International LLC (“FLI International”, and together with Forest, Parent, Purchaser and Dogwood the “Forest Parties”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in your letter dated March 28, 2011 (the “Comment Letter”) relating to Amendment No. 2 to the Schedule TO-T (the “Schedule TO”) filed by the Forest Parties on March 28, 2011 (File No. 005-39041). Concurrently with our submission of this letter, we are filing an amendment to the Schedule TO setting forth the changes described herein (“TO Amendment No. 4”).

We are delivering one courtesy copy of TO Amendment No. 4 and one courtesy copy of this letter to Mr. Orlic of the SEC’s Division of Corporation Finance, Office of Mergers and Acquisitions.

The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in bold. To further facilitate your review, in cases where edits were made within the text of the filing, we have indicated additional text with an underline and deleted text with a strikethrough. Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Schedule TO and the Offer to Purchase filed as Exhibit (a)(1)(A) thereto (the “Offer to Purchase”).

General

1.	We note your response to prior comment 6. Please tell us whether, giving due consideration to pharmaceutical industry margins, achievement of the aggregate net sales milestones would be expected to result in cash to Forest that exceeds the applicable CVR consideration associated with those milestones.

The Forest Parties have asked us to confirm to the Staff that the achievement of the aggregate net sales milestones under the CVR agreement is expected to result in cash to the Forest Parties that exceeds the applicable CVR consideration associated with such milestones.

2.	We note your response to prior comment 7. Please clarify your disclosure to state whether Forest would terminate the offer if the special meeting occurs, with and without the required vote being obtained. Currently, your disclosure merely states that Forest would not extend the expiration date of the offer if the required vote is obtained. We have otherwise referred your response to the Division of Trading and Markets.

We acknowledge this comment of the Staff. In response, we have made the following modifications to the structure of the transaction.

The parties to the Merger Agreement have amended the Merger Agreement to provide that the outside date for extension of the Offer will be April 11, 2011. Concurrently with this amendment, the Forest Parties have announced the extension of the Offer through April 11, 2011. If the Offer Conditions are satisfied as of the expiration of the Offer, the Purchaser will promptly accept and pay for the securities tendered. If the Offer Conditions are not satisfied at that expiration, the Purchaser will allow the Offer to expire and terminate and will direct the depositary to promptly return all tendered securities to the holders. In such case, promptly following the expiration of the Offer it is anticipated that Clinical Data will file its definitive proxy statement and mail such definitive proxy statement to its stockholders in connection with a special meeting of Clinical Data stockholders to be called in accordance with Delaware law and the rules and regulations of the SEC.

We respectfully submit that, with these modifications to the transaction structure, under no circumstance will the definitive proxy statements be filed with the SEC or disseminated to Clinical Data stockholders during the pendency of the Offer. We have amended the disclosure in the Offer to Purchase to reflect these changes, as reflected in TO Amendment No. 4.

3.	Please tell us whether you intend to publicly announce any termination of the offer with respect to the 2005 warrants.

We respectfully submit that given the modifications to the Offer to provide for an expiration of the Offer no later than April 11, 2011, the potential early expiration of the Offer with respect to the 2005 warrants on May 14, 2011 is no longer applicable. We have amended the disclosure in the Offer to Purchase to eliminate the references to this provision.

Schedule I

4.	Please provide the disclosure described in Item 1008 of Regulation M-A for Dogwood and FLI International, or advise.

We respectfully acknowledge this comment of the Staff, and we have accordingly amended and restated the first sentence of the penultimate paragraph in Schedule I of the Offer to Purchase to read in its entirety as follows:

“None of Forest, Parent, Purchaser, FLI International, Dogwood or the above-listed individuals beneficially own Clinical Data securities, except that by virtue of the Support Agreement described in Section 11 — “The Merger Agreement; Other Agreements”, each of Forest, Parent ~~and~~, Purchaser, FLI International and Dogwood may be deemed to have beneficial ownership of the Clinical Data common stock owned by the securityholders party to the Support Agreement, or that would be acquired by the securityholders party to the Support Agreement through conversion of their Clinical Data notes and warrants.”

Additionally, we have amended and supplemented Section 8 – “Certain Information Concerning Parent, the Purchaser and Forest” of the Offer to Purchase by including FLI International in each reference therein to “Parent, the Purchaser, Forest and/or Dogwood” as a group.

If you have any questions regarding the foregoing, please do not hesitate to contact me by telephone at 212-841-1012.

Very truly yours,

/s/ Andrew W. Ment

Andrew W. Ment COVINGTON & BURLING LLP

cc: Herschel Weinstein, General Counsel, Forest Laboratories, Inc.

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